Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of CIS Acquisition Ltd. (a company in the development stage) (the “Company”) on Amendment No. 3 to Form F-1, File No. 333-180224 of our report dated March 19, 2012, except for Note 1 as to which the date is May 3, 2012, and Note 7 as to which the date is September 7, 2012, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of CIS Acquisition Ltd. (a company in the development stage) for the period from November 28, 2011 (inception) through February 17, 2012, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

September 7, 2012